October 9, 2012
VIA EDGAR AND EMAIL

Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Re:      Southern Union Company
Form 10-K/A for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 8, 2012
File No. 1-06407
Dear Ms. Thompson:
This letter responds to the comments Southern Union Company (the “Company”) received from the United States Securities and Exchange Commission (the “SEC”) by letter dated September 25, 2012 regarding the above-referenced filings.
We hope this letter is responsive to your comments and requests for information as it is the Company's goal to address the comments in a manner that is acceptable to the SEC staff.
Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the SEC's corresponding comment.
Form 10-K/A for Fiscal Year Ended December 31, 2012, filed April 30, 2012
Second Amended Bonus Plan, page 18
SEC Comment #1. Please explain in greater detail how you calculated the annual incentive bonus for Messrs. Lindemann and Herschmann. For example, please provide the formula for calculating the quarterly incentive bonus awards and explain the factors considered by the compensation committee in exercising negative discretion. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.
Company Response:
As described in the Company's 2011 Form 10-K/A, Messrs. Lindemann and Herschmann participated in the Company's Amended and Restated Executive Incentive Bonus Plan (the “Bonus Plan”). The Bonus Plan provides that the maximum annual incentive bonus that may be payable to any eligible executive for any fiscal year will be 2.5% of the Consolidated Net Income (as that term is defined in the “Bonus Plan”) of the Company for that fiscal year; provided, however, that in no event shall any such incentive bonus payable to an eligible executive exceed $6.0 million in the aggregate for any fiscal year. The Bonus Plan also permits quarterly payments payable to any eligible executive, which quarterly payments are limited to not more than 4% of quarterly Consolidated Net Income and subject to the maximum bonus amount of $6.0 million in the aggregate for any fiscal year. For 2011, the Company's Compensation Committee of the Board of Directors (the “Committee”) set a Consolidated Net Income goal under the Bonus Plan of $150 million for the 2011 fiscal year and a Consolidated Net Income goal of $30 million for the fiscal quarter ended June 30, 2011 and $30 million for the fiscal quarter ended September 30, 2011.

In determining achievement of a performance goal under the Bonus Plan, the Committee utilized the calculation provided for in the definition of Consolidated Net Income under the Bonus Plan. The Company achieved approximately $58 million of Consolidated Net Income for the fiscal quarter ended June 30, 2011, approximately $53 million for the fiscal quarter ended September 30, 2011 and approximately $241 million of Consolidated Net Income for the 2011 fiscal year. In accordance with the Consolidated Net Income definition for the fiscal quarter ended June 30, 2011 and for the fiscal quarter ended September 30, 2011, the Committee determined to award quarterly bonuses to each of Messrs. Lindemann and Herschmann in the maximum amounts permitted for such time periods ($2,318,880 and $2,130,560 to each of them in the 2nd and 3rd quarters, respectively). With respect to the annual bonus award, Messrs. Lindemann and Herschmann each received $1,550,560, which amount coupled with their quarterly bonus awards reached the $6,000,000 maximum amount permitted for each of them under the Bonus Plan.

As indicated in the Company's 2011 Form 10-K/A, the Committee was permitted to exercise negative discretion to reduce such bonus awards by considering the following factors and goals to determine such awards:  (i) actual Company performance; (ii) achievement of earnings per share in the range of Company guidance provided in March 2011; (iii) successful completion of the Florida Gas Transmission Company, LLC Phase VIII expansion project ; (iv) continued progress on the Company's other organic growth projects; (v) successful financing projects, including the amendment, refinancing and upsizing of the Company's credit facilities; (vi) successful resolution of certain litigation matters and (vii) significant continued appreciation in the price of Company common stock during 2011. While the Committee considered such factors and goals, the Committee did not exercise negative discretion to reduce their awards in 2011 and paid out the maximum aggregate amount permitted to each of them under the Bonus Plan.
Long-Term Incentive Awards, page 19
SEC Comment #2. Please describe the basis for and factors considered in determining the amounts of cash restricted stock unit awards granted to the named executive officers.
Company Response:
As described in the Company's 2011 Form 10-K/A, the Company believed that the cash restricted stock units awarded in 2011 provided “a clear and effective combination of retention incentive, prudent use of the equity approved by the stockholders for issuance under the Stock and Incentive Plan and recognition of the impending impact of the Merger.” The amounts of these 2011 awards were generally consistent with the long-term annual incentive awards granted to the named executive officers in prior years and generally consistent with the Company's annual benchmarking for such awards.
The Company's 2011 Form 10-K/A also noted, “the long term incentive awards to Messrs. Lindemann and Herschmann were at a significantly higher value than the awards to the Company's other named executive officers, although generally within the benchmarked ranges for chief executive officers, in recognition of the value of these executives to the development and achievement of the Company's strategic goals.” Again, this approach was consistent with prior annual long-term incentive awards and intended to recognize Messrs. Lindemann and Hershmann's contributions to the Company in connection with the Company's merger transaction.
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Condensed Consolidated Statements of Comprehensive Income (Loss), page 7
SEC Comment #3. Please tell us why there were no reclassifications from accumulated other comprehensive income into net income related to your interest rate hedges and pension plans during the successor period.
Company Response:
As noted in the notes to the Company's financial statements for the six months ended June 30, 2012, due to the application of push-down accounting, the Company's assets, liabilities and equity were adjusted to fair value upon the completion of the ETE merger on March 26, 2012. Accordingly, no amounts were reflected in accumulated other comprehensive income as of March 26, 2012. Subsequent to that date, the Company has not designated any interest rate derivatives as cash flow hedges for accounting purposes; therefore, no changes in fair value of the Company's interest rate derivatives have been recorded in accumulated other comprehensive income in the successor period. With respect to the Company's pension plans, the Company obtains an actuarial valuation of its pension plans and records changes in the funded status of such plans within accumulated other comprehensive income as of the Company's fiscal year-end, in accordance with ASC 715-30-35. As no events have occurred to trigger a remeasurement of the plans subsequent to the ETE merger, the Company has not obtained an actuarial valuation of its pension plans during the successor period. Accordingly, no amounts have been recorded in accumulated other comprehensive income during the successor period for changes in the funded status of those plans. Therefore, no amounts have been amortized into net income during the successor period.
Note 3. ETE Merger and Pending Holdco Transaction, page 11
SEC Comment #4. We note that as part of the Energy Transfer Equity, L.P. (“ETE”) merger, all awards of stock options and stock appreciation rights became vested and exercisable and converted to cash and that all restrictions on your restricted stock and restricted stock units lapsed/expired and converted into the right to receive cash and/or ETE shares. Please tell us how these transactions impacted your stand-alone financial statements, including whether or not any compensation expense was pushed down by ETE.
Company Response:
The vesting of the Company's share-based payment awards and the resulting conversion to cash and/or ETE common units was triggered by preexisting provisions within the terms of the awards. The portion of the vested awards that was attributable to preacquisition service had previously been recognized in the Company's financial statements during the predecessor period. The remaining unrecognized compensation expense associated with these awards was recognized contemporaneously with the business combination, as opposed to being reflected in the Company's predecessor period. No compensation expense related to these awards was recorded in the combined entity's postcombination financial statements; therefore, no compensation expense was pushed down by ETE.
The vesting of the Company's share-based payment awards resulted in total cash payments $136.9 million, and the accounting for such awards as consideration transferred resulted in incremental goodwill of $112.8 million which was recorded by ETE and pushed down to the Company.
Note 6. Debt Obligations, page 16
SEC Comment #5. Please tell us how you considered SAB Topic 5J in determining that no ETE debt should be pushed down to your financial statements.
Company Response:
In determining that no ETE Debt should be pushed down to the Company's financial statements, we considered the following as outlined in SAB Topic 5J:

i.	The Company has not assumed any of the debt of ETE, and there is currently no plan for the Company to assume such debt.

ii.	The Company has not issued debt or equity to retire any of ETE's debt, nor does the Company have plans to do so.

iii.	The Company has not guaranteed or pledged any of its assets as collateral for ETE's debt.
As the circumstances outlined in SAB Topic 5J requiring a new basis of accounting are not reflective of the merger between ETE and the Company, any planned future transactions or other relationships, we do not believe that the push down of ETE's debt to the Company's financial statements is appropriate.
Management's Discussions and Analysis of Financial Condition and Results of Operations, page 35
SEC Comment #6. We note that your results of operations discussion for the six months ended 2012 combines the results of the predecessor and successor companies. Please amend to remove your presentation of combined results for 2012 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the merger. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2012. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the current year periods to pro forma results for prior periods where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations will be necessary in order to facilitate an understanding of the basis of the information being discussed, unless those same statements are already included in the filing.
Company Response:
For purposes of presenting and analyzing the Company's results of operations for the six months ended June 30, 2012, we considered various alternatives and sought to apply an approach that would be (i) easily understandable by a reader of the Company's Form 10-Q and (ii) consistent with the methodology used by management to evaluate the business. The Company meets the conditions set forth in General Instruction H(1)(a) and (b) of Form 10-Q; therefore, the Company filed its Form 10-Q for the period ended June 30, 2012 with the reduced disclosure format. General Instruction H of Form 10-Q requires “a management's narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items between the most recent fiscal year-to-date period presented and the corresponding year-to-date period in the preceding fiscal year.” We noted that General Instruction H calls for information that is substantially different from the information required by Item 303 of Regulation S-K. For example, Item 303 specifically requires a description of “unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income,” as well as a description of “any known trends or uncertainties,” while General Instruction H appears to be less prescriptive.
Considering the requirements of General Instruction H, and in light of the fact that historical results are not available for the comparable stub periods in the prior year, we concluded that the presentation of combined information for the predecessor and successor periods would be an effective approach for providing management's narrative analysis in accordance with General Instruction H, because the combined presentation included in the Form 10-Q represents how management analyzes the business, ignoring “predecessor” and “successor” accounting periods.
Furthermore, we analyzed the Company's results along segmental lines, as suggested in multiple forms of guidance provided by the SEC, including Section 9220 of the Division of Corporation Finance's Financial Reporting Manual and Financial Reporting Release No. 72. The Company's segment results were analyzed based on the measure of Segment Adjusted EBITDA, the same measure that was reported in the Company's segment disclosures within its footnotes in accordance with ASC 280. The step-up in the accounting basis of the Company's assets and liabilities did not have any material impact on the measure of Segment Adjusted EBITDA. In fact, the only material impact to Segment Adjusted EBITDA from the ETE acquisition is from severance costs, which amounts are specifically enumerated within the discussion of results. Such costs bear no relation to the change in accounting basis that was pushed down to the Company; therefore, the combined results of operations presented for the Company's segments reflect no material impact from the change in basis.
We also included a discussion of changes in the other components of Net Earnings in this section below the reconciliation of Segment Adjusted EBITDA to Net Earnings on page 36 of Southern Union's Form 10-Q for the period ended June 30, 2012. For those reconciling items, the other impacts from the ETE acquisition and the related change in accounting basis are limited to the following:

•	Lower earnings from unconsolidated investments due to the Company's contribution of its investment in Citrus Corp.

•	The impacts on depreciation expense and the amount of amortization included in interest expense due to the application of push-down accounting.

•	Lower income tax expense due to the net impact of the Citrus Corp contribution and the severance costs mentioned above.
We believe that the impacts of the ETE acquisition and the related change in accounting basis are isolated and easily understandable based on the Company's presentation within Item 2. We also included separate analysis of interest expense and federal and state income taxes, wherein we identified the impacts from the ETE acquisition and application of push-down accounting.
In addition, we included an analysis of results of operation for the three months ended June 30, 2012 compared to the same period in the prior year. Although this analysis is not required by General Instruction H, we believe that such analysis also provides useful information to a reader of the Company's Form 10-Q to be able to identify and quantify the specific impacts from the ETE acquisition and related application of push-down accounting.
We do not believe that an amendment is necessary, given the isolated impact from the application of push-down accounting. However, in order to enhance the disclosure, the Company intends to expand its analysis in future filings to specify the amounts of depreciation and amortization variances that are the result of the application of push-down accounting.
Conclusion:
In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We trust this letter satisfactorily addresses your comments and requests for information. We would like to reiterate that the Company's goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer

Cc:    Tom Mason
Robert M. Kerrigan, III
Gerrad Heep, Grant Thornton LLP